NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on June 26, 2012, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on June 15, 2012 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. Holders of Great Plains Energy Incorporated Corporate Units are obligated under the related purchase contract to purchase, for $50.00 in cash, shares of Great Plains Energy Incorporated Common Stock. The Final Conversion Rate (as defined in the Purchase Contract and Pledge Agreement) is 2.9762 shares of Great Plains Energy Incorporated Common Stock per Corporate Unit. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on June 15, 2012.